UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of June 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated June 2, 2017 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:June 2, 2017

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Report - May 2017

Mumbai, June 2, 2017: Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, enclosed herewith is the information on production, domestic sales and exports of the Company which will be released to the Society of Indian Automobile Manufacturers (SIAM), the content of which is self-explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for May 2017

Category	Vehicle Model	Production		Domestic Sales		Exports
		MAY 2016	MAY 2017	MAY 2016	MAY 2017	MAY 2016	MAY 2017
Micro	NANO	884	343	856	355	50	24
Compact	INDICA, INDICA VISTA, INDIGO CS, ZEST, BOLT, TIAGO, TIGOR	4557	10627	6931	9439	45	22
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	0	0	0	0	43	0
UV1	SUMO	392	150	454	94	71	22
UV2	SAFARI, SUMO GRANDE, MOVUS	179	320	333	240	9	20
UV3	ARIA, HEXA	0	1165	0	727	0	1
V1	VENTURE	44	0	43	0	0	0
V2	ACE MAGIC, MAGIC IRIS	378	1166	839	1644	0	0
N1- A1	ACE, ACE EX, ACE Zip	8747	6645	6634	6731	1140	538
N1- A2	Super ACE, TATA207, XENON, Winger DV	3503	2877	3011	3841	727	716
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	256	26	86	65	2	2
M2- A2	Winger 14 seats, SFC407, CityRide	366	66	340	203	83	64
N2- A1	SFC407, LPT407	443	878	1263	1395	54	254
N2- A2	SFC709, LPT709	209	658	246	223	60	159
N2- A3	LPT9109	231	143	289	95	117	132
N2- A4	LPT1109	178	113	899	655	61	106
M3- A2	LP709, SFC410, LP410	1552	1131	1295	1143	180	153
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	729	556	537	636	74	233
M3- C2	LPO1512, LPO1612, Starbus, Divo	478	330	757	453	323	252
N3- A1	LPT1613, LPK1616, SK1613	3755	1459	2150	1321	789	781
N3- B1(a)	LPT2518, LPK2518	3318	602	3215	1879	121	293
N3- B1(b)	LPT3118	4215	506	2938	1750	370	2
N3- B2(b)	LPS3518. LPS3015, LPS3516	0	0	309	440	17	24
N3-B2(d)	LPS4018, LPS4023	2528	31	2193	1132	89	100
N3- B2(e)	LPS4928	774	2	25	0	3	2

Note : The above figures have not been independently verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,75,561 crores (USD 41.6 billion) in 2015-16. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 9 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.